FOX LAW OFFICES, P.A.
561 NE Zebrina Senda
Jensen Beach, FL 34957
Telephone (772) 225-6435

November 9, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  John Reynolds, Assistant Director

Re:	ScripsAmerica, Inc. Amendment No. 3 to Form S-1 Filed October 20, 2011 File No. 333-174831

Dear Mr. Reynolds:

This letter is a point by point response to the Staff’s comment letter dated November 4, 2011 (the “Staff Letter”) on the amendment no. 3 to the registration statement on Form S-1 (File No. 333-174831) (“registration statement”) of ScripsAmerica, Inc. (the “Company”) filed with the Securities and Exchange Commission on October 20, 2011.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 4 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

General

1.
We note your response to comment 4. Please expand your response to prior comment 4 to address in more detail the company’s reasons for not identifying the manufacturer of Compound SA 1022 and the product’s brand name.

Response:  The FDA has a regulation that addresses confidentiality of investigational products, which is at 21 CRF 312.130(a).  Under this regulation, the FDA will not disclose the existence of an investigational new drug application unless it has previously been publicly disclosed or acknowledged.  The Company has not publicly disclosed or acknowledged the manufacturer of Compound SA 1022 or the brand name of Compound SA 1022.  Further, the FDA cannot disclose the identity of a product, the company associated with it, or the status of development.  Information about a product is available from the FDA when a public hearing such as an advisory committee is announced or when it is approved and enters the drugs in the FDA’s database.  Since the Company has not submitted either an IND (investigational new drug) application or an NDA (new drug application) or an ANDA (abbreviated new drug application), the Company does not, in the FDA’s view, have a product with any standing with the FDA at this time.  The Company should not be required to disclose publically the manufacturer of Compound SA 1022 and the product’s brand name at this time until the Company has filed an IND, NDA or ANDA.  Upon such filings the Company has to list all the studies it does at clinicaltrials.gov database within 30 days of study initiation, at which point such information will become public.

U.S Securities and Exchange Commission
Division of Corporation Finance
November 9, 2011

Additionally, the Company’s practice is not disclose the manufacturer of Compound SA 1022 and the product’s brand name because to do so would cause overall material harm to the Company’s business plan and operations.  The harm would result from the fact that there is only one manufacturer of Compound SA 1022 and to disclose the compound’s brand name would alert the manufacturer of the Company’s intentions for seeking the DESI approval for the compound that they make.  To protect their manufacturing rights, the manufacturer of Compound SA 1022 would very likely seek to get DESI approval before the Company does.  This manufacturer has significantly more financial resources than the Company and could secure the DESI approval before the Company, which still needs to secure the appropriate funding for such an approval.  Therefore the Company needs to keep the name of the manufacturer and the brand name of Compound SA 1022 to protect the interests of the Company’s shareholders.

2.
We note that the company has removed all the disclosure regarding Compound SA 1022 from the registration statement. It appears to us that the disclosure regarding Compound SA 1022 is important information. Please revise your registration statement to reinsert the deleted disclosure on Compound SA 1022 into the registration statement except for the disclosure indicating the amount of U.S. sales according to IMS Health Incorporated for the period 2009-2010.

Response:  The Company has reinserted the deleted disclosure on Compound SA 1022 (other than the U.S. sales figures) on pages 19, 20, 23, 25, 56 and 60 of the Amendment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (772) 225-6435 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/Richard C. Fox

Richard C. Fox, Esq.

cc:           Mr. Robert Schniederman
Mr. Jeffrey Andrews